AMERICAN BONANZA PROVIDES COPPERSTONE
GOLD MINE PROGRESS FOR JULY 2013

September 6, 2013 - American Bonanza Gold Corp. (TSX: BZA, OTCQX: ABGFF) ("Bonanza” or "Company") is pleased to announce progress at the 100% owned Copperstone gold mine in Arizona during July 2013.

The mine made good progress in accessing new ore zones during July, and seven areas of the mine were advanced as potential ore headings in order to increase ore and grade to the mill. As a result, production footage was 44% higher than June with 10,443 tons of ore mined.

Production Summary (see below for detailed breakdown of figures)

Development Mining	January 2013	February 2013	March 2013	April 2013	May 2013	June 2013	July 2013
Zones	< 4	7	6	5	4	3	4
Development mined	146 t/d	253 t/d	167 t/d	291 t/d	399 t/d	311 t/d	240 t/d
Ore Mining
Total rock mined	463 t/d	562 t/d	474 t/d	622 t/d	766 t/d	623 t/d	577 t/d
Ore mined	317 t/d	308 t/d	347 t/d	331 t/d	367 t/d	312 t/d	337 t/d
Rounds per day mined	5	4.3	5.2	4.9	5.2	5	5
Ore Processing
Ore processed	322 t/d	315 t/d	333 t/d	346 t/d	349 t/d	313 t/d	344 t/d
Mill recovery	82%	86%	80%	81%	89%	85%	83.5%
Concentrates
Gravity concentrate	15 Oz/ t	47 Oz/t	34 Oz/t	30 Oz/t	43 Oz/t	60 Oz/t	56 Oz/t
Flotation concentrate	23 Oz/t	30 Oz/t	18 Oz/t	27 Oz/t	21 Oz/t	28 Oz/t	14 Oz/t
Gold produced	520 Oz	878 Oz	670 Oz	815 Oz	1,041 Oz	1,224 Oz	1,083 Oz

Concentrates

  1,083 ounces of gold were produced during July, comprised of 335 ounces of gold contained in flotation concentrate and 748 ounces of gold in gravity concentrate.

Ore Mining

  During July, ore was mined from three mining faces. Two of the faces were in the larger D-Zone and the third in the C-Zone.
  Total ore production was 10,443 tons which was 1,081 tons more than June.
  The mine performed at an average of 5 rounds of mining progress per day achieving 607 feet of mined ore; that’s a 44% increase on the previous month.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

  There was a decrease in the grade from 0.1619 to 0.1409 largely due to anomalies in the ore composition from one of the current zones.

Accessing New Ore Zones

  The geology and mining teams are working closely together to successfully implement geological control processes in order to improve head grade at the mill as more zones are accessed. As a result, seven areas of the mine were advanced as potential future ore headings during July.
  Geology is also focused on implementing better heading control into the ore body to improve the detailed targeting of the ore bodies. Significant work is being completed on the spatial relationship of the ore body to the mine workings which was a challenge during July.
  Work continued on developing a detailed infill drill program to assist engineering in detailed ore body location.
  The access ramp to the 690 ore zone, located in D Zone, is now complete, and a preliminary conceptual mining plan has been established.
  The main ramp joining 730 and 810 mining areas was 24ft. from breakthrough at the end of July with breakthrough projected in early August. This will facilitate access development to the C800 area, the C810 stopes below 810, and several mining areas between the 730 and 810 levels.

Development Mining

  There was a decrease in development mining of 16% during the month.
  Development mining is expected to increase with the expected addition of new machinery and spare parts as a result of the current financing (due to close before September 16th 2013).

Ore Processing

  Milled tons increased by 1,260 tons from June to 10,669 tons in July.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

  The mill feed grade in July decreased to 0.1215 ounces of gold per ton due to the reduction in the head grade from one of the zones.
  As a result, recoveries fell slightly from 84.7% to 83.5%.
  The mill continues to perform well and planned servicing of the Knelson concentrator was completed in 30 hours with the smaller Knelson concentrator providing temporary back-up.

Mine Operations

The mine is currently rolling out a recruitment program designed to attract a combination of more qualified miners and additional local miners requiring training from the surrounding area. As the mine is now an important employer in the Quartzsite/Parker area, it’s essential that the workforce evolves from the traditional transitional miner start-up model to a more stable, local workforce.

The mine is also focusing on an in-fill drilling program to better identify the exact detailed location of the ore bodies for engineering purposes. The new drilling program will be instituted as soon as possible.

Mr. Brian Kirwin, President & CEO, commented: "While the engineering and geology teams are making good progress towards the additional ore zones, it is clear that the addition of new capital will further help support efforts to identify higher grade material, as well as provide additional equipment to speed up location and access to additional zones. ”

Private Placement

American Bonanza Gold Corp. is currently engaged in raising up to $5M by way of a private placement for funds to support capital expenditures on equipment and an inventory of spare parts as well as a contingency fund of $1.5m to bring the mine to design production rates. For further information regarding the private placement, please contact Jim Bagwell at jbagwell@americanbonanza.com.

Mine and mill performance for the month of August will be announced towards the end of September.

Doug Wood, P. Geo the Vice President of Exploration of the Company, is the "qualified person" as defined in NI 43-101 who has reviewed and approved the technical information in this news release.

About American Bonanza Gold Corp: Bonanza is operating the newly constructed Copperstone gold mine in Arizona. For more information please visit Bonanza’s website at www.americanbonanza.com.

AMERICAN BONANZA GOLD CORP. Brian Kirwin, President & Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This news release includes certain statements and information that may contain forward-looking information within the meaning of applicable Canadian securities laws. All statements in this news release, other than statements of historical facts, including but not limited to the expected increase in head grades, that concentrate grades will improve with optimization of the processing plant and increased tonnages, that changes to the gravity circuit will optimize recoveries, that the processing plant will adapt more readily to changing grades resulting in greater gold recoveries, that the Company will be able to continue increasing throughput to the processing plant up to design levels, the tons mined will continue increasing to design levels, the likelihood of profitable commercial mining, possible future financings, rates and performance of mine and mill production, ground conditions for underground mining, the granting of future key permits, estimated metal production and the timing thereof; and any capital and operating and cash flow estimates and operating costs is forward-looking information. Forward-looking statements or information also include, but are not limited to, statements or information with respect to known or

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.

unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Mining exploration and development is an inherently risky business, and accordingly the actual events may differ materially from those projected in the forward-looking statements. This forward looking information is based on the reasonable expectations and assumptions of management including: rock quality, gold recoveries, mine and mill equipment performance, civil stability, the maintenance of the current regulatory environment, the continuation of current labor markets, the experience of miners and plant staff, and a stable geological environment. Although Bonanza believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Forward-looking statements or information include statements regarding the expectations and beliefs of management. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "potential", "is expected", "anticipated", "is targeted", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements or information, including, without limitation, risks and uncertainties relating to: history of losses; requirements for additional capital; dilution; loss of its material properties; interest rates increase; global economy; no history of production; future metals price fluctuations, speculative nature of exploration activities; unsuccessful exploration results, periodic interruptions to exploration, development and mining activities; environmental hazards and liability; industrial accidents; failure of exploration, gold recovery in the processing plant and mining equipment to perform as expected; labor disputes; supply problems; uncertainty of production and cost estimates; the interpretation of drill results and the estimation of mineral resources and reserves; that grades of material mined do not meet expected grades; legal and regulatory proceedings and community actions; title matters; regulatory restrictions; permitting and licensing; volatility of the market price of Common Shares; insurance; competition; hedging activities; currency fluctuations; loss of key employees or management personnel; general economic conditions; as well as those factors discussed in the section entitled "Risk Factors" in the Company's Form 20-F and other public disclosure filings. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information. The Company seeks Safe Harbor, and disclaims any intent or obligation to update forward-looking statements or information except as required by law, and the reader is referred to the full discussion of the Company's business contained in the Company's reports filed with the securities regulatory authorities in Canada. For more information on Bonanza and the risks and challenges of its business, investors should review Bonanza's annual filing on Form 20-F with the U. S. Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For further information: please contact James Bagwell on 1-877-688-7523 or Emma Nicholson on +44-207-993-6975. Or email us at info@americanbonanza.com.